SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                            _______________________

                                SCHEDULE 14D-9

                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                            _______________________

                              CB BANCSHARES, INC.
                           (Name of Subject Company)

                              CB BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share

                        (Title of Class of Securities)

                                   124785106

                     (CUSIP Number of Class of Securities)
                              _______________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)
                            _______________________

                                With copies to:

                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.



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ENGLISH TRANSLATION OF RADIO AD BROADCAST IN JAPANESE BY CB BANCSHARES
ON HAWAII LOCAL RADIO STATIONS


CB Bancshares Shareholders:
DON'T THROW AWAY YOUR RIGHT TO VOTE

If you're a CB Bancshares shareholder, you should be aware of an important meeting coming up the Wednesday, May 28th. You may have seen or heard advertisements, or even received phone calls, from Central Pacific telling you to throw away your proxy card.

They want you to throw away your right to help decide the future of City Bank.

The Board of Directors and management of CB Bancshares and City Bank urge you to exercise your right to vote, using the WHITE proxy card.

To help stop a hostile takeover, vote AGAINST, and mail or fax your WHITE proxy card in today.

Investors should read CB Bancshares' SEC filings on the solicitation of proxies for the special shareholders meeting at sec.gov.

If you have questions about how to vote, call 1-877-687-1873.

Don't throw away your right to vote.

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